UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FSI INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

RB MERGER CORP.

and

TOKYO ELECTRON LIMITED

(Names of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Zoltan Papp

General Counsel

Tokyo Electron Limited

Akasaka Biz Tower

3-1 Akasaka 5-chome,

Minato-ku,

Tokyo 107-6325

(512) 424-1026

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Cohen

Jones Day

2727 N. Harwood Street

Dallas, TX 76021

(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,707,596.75	$28,960.29

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by (a) multiplying $6.20, the per share tender offer price, by 42,571,768 shares of common stock of FSI International, Inc., which includes (i) 39,329,304 shares of common stock issued and outstanding (including 25,000 shares of restricted stock) and (ii) 3,242,464 shares of common stock subject to outstanding stock options with an exercise price less than $6.20, and (b) subtracting the aggregate option exercise price of such options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:

302633102

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Tokyo Electron Limited, a Japanese corporation (“Tokyo Electron”), and RB Merger Corp., a Minnesota corporation (“Purchaser”), an indirect wholly-owned subsidiary of Tokyo Electron. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value (the “Shares”), of FSI International, Inc., a Minnesota corporation (“FSI”), at a price of $6.20 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of

August 13, 2012, by and among FSI, Tokyo Electron and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is FSI International, Inc. FSI’s principal executive offices are located at 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052, and its telephone number at such principal executive offices is (952) 448-5440.

(b) This Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to FSI, as of August 23, 2012 there were (i) 39,329,304 Shares issued and outstanding (including 25,000 Shares of restricted stock) and (ii) outstanding options to acquire an aggregate of 3,623,614 Shares. The information set forth in the section entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in Section 9—“Certain Information Concerning Purchaser and Tokyo Electron” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 8, 9, 10 and 11—“Certain Information Concerning FSI,” “Certain Information Concerning Purchaser and Tokyo Electron,” “Background of the Offer; Contacts with FSI” and “Purpose of the Offer and Plans for FSI; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 10, 11 and 14—“Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Background of the Offer; Contacts with FSI,” “Purpose of the Offer and Plans for FSI; Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning FSI,” “Certain Information Concerning Purchaser and Tokyo Electron,” “Background of the Offer; Contacts with FSI” and “Purpose of the Offer and Plans for FSI; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16—“Background of the Offer; Contacts with FSI,” “Purpose of the Offer and Plans for FSI; Transaction Documents” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10, 11 and 13—“Certain Information Concerning Purchaser and Tokyo Electron,” “Background of the Offer; Contacts with FSI,” “Purpose of the Offer and Plans for FSI; Transaction Documents” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for FSI; Transaction Documents,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 27, 2012

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of joint press release issued by Tokyo Electron and FSI, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Tokyo Electron and Purchaser with the Securities and Exchange Commission on August 13, 2012)

(a)(1)(G)	Text of summary advertisement, as published in the Wall Street Journal on August 27, 2012

(a)(1)(H)	Text of press release of Tokyo Electron announcing launch of Tender Offer, dated August 27, 2012

(a)(5)(A)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)

(a)(5)(B)	Text of Class Action Complaint, dated August 16, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(d)(2)	Confidentiality Letter Agreement, dated February 21, 2012, between FSI and Tokyo Electron

(d)(3)	Employment Agreement, dated August 13, 2012, by and between FSI and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(d)(4)	Employment Agreement, dated August 13, 2012, by and between FSI and Benno G. Sand (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(d)(5)	Employment Agreement, dated August 13, 2012, by and between FSI and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(d)(6)	Employment Agreement, dated August 13, 2012, by and between FSI and John C. Ely (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOKYO ELECTRON LIMITED

By:	/s/ Kenji Washino
Name: Kenji Washino
Title: Executive Vice President, Corporate Business Strategy

RB Merger Corp.

By:	/s/ Kenji Washino
Name: Kenji Washino
Title: Chief Executive Officer and Chief Financial Officer

Dated: August 27, 2012

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2012

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of joint press release issued by Tokyo Electron and FSI, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Tokyo Electron and Purchaser with the Securities and Exchange Commission on August 13, 2012)

(a)(1)(G)	Text of summary advertisement, as published in the Wall Street Journal on August 27, 2012

(a)(1)(H)	Text of press release of Tokyo Electron announcing launch of Tender Offer, dated August 27, 2012

(a)(5)(A)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)

(a)(5)(B)	Text of Class Action Complaint, dated August 16, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(d)(2)	Confidentiality Letter Agreement dated February 21, 2012, between FSI and Tokyo Electron

(d)(3)	Employment Agreement, dated August 13, 2012, by and between FSI and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(d)(4)	Employment Agreement, dated August 13, 2012, by and between FSI and Benno G. Sand (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(d)(5)	Employment Agreement, dated August 13, 2012, by and between FSI and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(d)(6)	Employment Agreement, dated August 13, 2012, by and between FSI and John C. Ely (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)

(g)	Not applicable

(h)	Not applicable